                                                            --------------------
                             UNITED STATES                  |   OMB APPROVAL   |
                  SECURITIES AND EXCHANGE COMMISSION        --------------------
                        Washington, D.C. 20549              |   OMB Number:    |
                                                            |    3235-0145     |
                              SCHEDULE 13D                  | Expires:         |
                                                            | December 31, 1997|
               UNDER THE SECURITIES EXCHANGE ACT OF 1934    | Estimated        |
                         (AMENDMENT NO. _______)*           | average burden   |
                                                            | hours per        |
                                                            | response...14.90 |
                                                            --------------------
                                 US WATS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   90337P10
                -----------------------------------------------
                                (CUSIP Number)

                      Carter Strong, Esq. (202) 857-6252
        Arent Fox Kinter Plotkin & Kahn, 1050 Connecticut Ave., N.W.,
                             Wash. D.C. 20036-5339
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and  Communications)

                                January 8, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and the filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

                                 SCHEDULE 13D

-------------------------                               -----------------------
CUSIP No. 90337P10                                      Page ____ of ____ Pages
-------------------------                               -----------------------

-------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        WC

-------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands

-------------------------------------------------------------------------------

 NUMBER OF      7       SOLE VOTING POWER
  SHARES                    1,143,635
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       8       SHARED VOTING POWER
   EACH                        -0-
 REPORTING      ---------------------------------------------------------------
  PERSON        9       SOLE DISPOSITIVE POWER
   WITH                     1,143,635
                ---------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                               -0-
-------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,143,635

-------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]

-------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.31

-------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
        CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This Statement relates to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, INC., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     This Statement is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), which is wholly owned by Iceberg Transport, S.A., a Panama corporation ("Iceberg"). Gold & Appel's principal place of business is located in the Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands. Gold & Appel's principal business is making capital venture investments. Iceberg's principal place of business is located at 53rd Street (Calle 53), Urbanizacion, Obarrio, Torre Swiss Bank, Panama City, Republic of Panama. Iceberg's principal business is research, from a financial investment basis, of international development projects, and its ownership of Gold & Appel.


Gold & Appel's directors and executive officers are as follows:

                                                                                          Citizenship or
                      Position with                                 Principal            Jurisdiction of
Name                   Gold & Appel         Business Address       Occupation              Organization
----                  -------------         ----------------      ------------           ---------------

Servco Limited    Sole Director*         Omar Hodge Building     Corporate            British Virgin Islands
                                         Wickhams Cay Road       Management and
                                         Town, Tortula           Consulting
                                         British Virgin Islands

Rose Restrepo     Authorized             Omar Hodge Building     Corporate            British Virgin Islands
                  Signatory for Servco   Wickhams Cay Road       Management and
                  Limited                Town, Tortula           Consulting
                                         British Virgin Islands

Walt Anderson     Secretary*             2000 L Street           Chairman and         United States of
                                         Suite 200               Chief Executive      America
                                         Washington, D.C.        Officer of Espirit
                                         20036                   Telecom Limited,
                                                                 a European-
                                                                 based
                                                                 communication
                                                                 carrier


------------
* Mr. Anderson is also attorney-in-fact for Gold & Appel, which has no president or treasurer (such duties are filled by Servco Limited, as Gold & Appel's sole director).

Iceberg's directors and executive officers are as follows:


                           Position                              Principal
Name                     with Iceberg     Business Address       Occupation     Citizenship
----                     ------------     ----------------       ----------     -----------
Pablo Javier             Director and  53 Street (Calle 53)    Attorney,        Republic
 Espina                  President     Urbanizacion, Obarrio   Morgan & Morgan  Of
                                       Torre Swiss Bank                         Panama
                                       Panama City
                                       Republic of Panama


Adelina M. De Estribi    Director and  53 Street (Calle 53)    Attorney,        Republic
                         Secretary     Urbanizacion, Obarrio   Morgan & Morgan  Of
                                       Torre Swiss Bank                         Panama
                                       Panama City
                                       Republic of Panama


Aida May Biggs           Director and  53 Street (Calle 53)    Attorney,        Republic
                         Treasurer     Urbanizacion, Obarrio   Morgan & Morgan  Of
                                       Torre Swiss Bank                         Panama
                                       Panama City
                                       Republic of Panama



     Neither Gold & Appel nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg named above has been, during the past five years, a party to any criminal proceeding (excluding traffic violations or similar misdemeanors) or to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

     As of January 21, 1997, Gold & Appel had purchased 1,143,635 Common Shares. These Common Shares were purchased for approximately $1,511,541.63. All of such funds came from Gold & Appel's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Gold & Appel acquired the above-mentioned 1,143,635 Common Shares for investment purposes. Gold & Appel may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares it owns at any time in private or market transactions depending on market conditions, its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions and other further developments.

     Except as described herein, Gold & Appel has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     Gold & Appel may, at any time and from time to time review or reconsider its position and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) Gold & Appel beneficially owns 1,143,635 Common Shares, representing approximately 7.31% of the outstanding Common Shares, based on the outstanding shares as of November 14, 1996, as reported by the Issuer's Quarterly Report in Form 10-Q filed with the U. S. Securities and Exchange Commission on or about November 14, 1996.

     (b) Gold & Appel has the sole power to vote and dispose of 1,143,635 Common Shares. Under the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Walt Anderson as Gold & Appel's attorney-in-fact, a copy of which is filed herewith as Exhibit 1, Mr. Anderson has the authority and power, among other things, on Gold & Appel's behalf, to buy, sell and trade public and private securities, including the Common Shares, and any other financial investments. Mr. Anderson disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     (c) Within the past 60 days, Gold & Appel effected the purchases of Common Shares in the manner, in the amounts, on the dates and at the prices set forth in Schedule A hereto. Except as set forth in such Schedule A, which is incorporated herein by reference, to the best of Gold & Appel's knowledge, none of the entities or persons named in Item 2 above beneficially owns any Common Shares and there has been no transactions in Common Shares during the past 60 days by any of such entities or persons.

     (d) No other person is known by Gold & Appel to have the right to receive dividends from, or the proceeds from the sale of, the Common Shares owned by Gold & Appel.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------------

     Gold & Appel does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares owned by Gold & Appel, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 1 --   Power-of-Attorney dated January 6, 1995, executed by Gold &
                    Appel Transfer, S.A., in favor of Walt Anderson

                                  SCHEDULE A

     Gold & Appel has made the following purchases of Common Shares within the past 60 days.



   Date of            Number of       Average Price  per
 Transaction        Common Shares       Common Share *
------------        -------------     ------------------
December 12, 1996          100,000               1.06
December 13, 1996           34,000               1.25
December 17, 1996           50,000               1.06
December 20, 1996           65,000               1.25
January 3, 1997             45,000               1.34
January 7, 1997              5,000               1.34
January 13, 1997           130,500               1.31
January 14, 1997            75,000               1.35
January 15, 1997            73,000               1.51
January 16, 1997           110,000               1.51
January 17, 1997            23,000               1.51

-----------
* Represents the average price paid, excluding commissions, for all purchases on the date specified. All transactions were effected in the over-the-counter market.

                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Gold & Appel Transfer, S.A.,
                                    at British Virgin Islands Corporation

                                    By: /s/ Walt Anderson
                                        ---------------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.